Exhibit 99.1

Applied Inventions Management Corp.

Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Years Ended August 31, 2018 and 2017

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Applied Inventions Management Corp.

We have audited the accompanying consolidated financial statements of Applied Inventions Management Corp. and its subsidiaries, which comprise the consolidated balance sheets as at August 31, 2018 and August 31, 2017 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended August 31, 2018 and August 31,2017 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Applied Inventions Management Corp. as at August 31, 2018 and August 31, 2017, and its financial performance and its cash flows for the years ended August 31, 2018 and August 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

THE POWER OF BEING UNDERSTOOD

AUDIT | TAX | CONSULTING

RSM Canada LLP is a limited liability partnership that provides public accounting services and is the Canadian member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmcanada.com/aboutus for more information regarding RSM Canada LLP and RSM International.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes material uncertainties that may cast significant doubt about Applied Inventions Management Corp.'s ability to continue as a going concern.

Chartered Professional Accountants

Licensed Public Accountants

October 22, 2018, except Note 14, which is as of January 29, 2019

Toronto, Ontario

Applied Inventions Management Corp. Consolidated Balance Sheets
(Expressed in Canadian Dollars)
As at August 31

	2018	2017
Assets
Current
Cash	$799	$599
Accounts receivable	28,243	–
	$29,042	$599
Liabilities
Current Accounts payable and accrued liabilities (Note 3)	$106,142	$94,693
Shareholder advances (Note 4)	147,244	89,056
Subordinate voting debenture (Note 5)	–	331,875

	253,386	515,624

Subordinate voting debenture (Note 5)	304,348	–

	557,734	515,624

Shareholders' Deficiency
Capital stock (Note 6)	2,520,946	2,520,946
Contributed surplus	806,381	749,685
Warrant capital (Note 5 and 8)	46,323	46,323
Equity component of convertible debentures (Note )	14,429	68,108
Deficit	(3,916,771)	(3,900,087)
	(528,692)	(515,025)
	$29,042	$599

Nature of Business and Going Concern (Note 1)

Subsequent Event (Note 13)

Approved by the Board	"Michael Stein"	" Gabriel Nachman"
	Director (Signed)	Director (Signed)

See accompanying notes

3

Applied Inventions Management Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

Years Ended August 31

	2018	2017

Expenses
Accretion expense	$21,616	$71,972
Bank charges	131	215
Interest on debenture and shareholder advances (Notes 4, 5 and 10)	48,801	63,639
Gain on extinguishment of Subordinate voting debenture (Note 5)	(120,631)	–
Professional fees	106,963	51,554
Professional fees and expense recovery	(43,213)	–
Stock based compensation	3,017	–

Net Loss and comprehensive loss for the year	$16,684	$187,380

Loss per share
Basic and diluted	$0.002	$0.058

Weighted average number of common shares outstanding
Basic and diluted	8,228,034	3,216,607

See accompanying notes

4

Applied Inventions Management Corp.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

Years Ended August 31,2018 and 2017

	Capltal Stock (Note 6)	Contributed Surplus	Warrant Capital	Equity Component of Convertible Debentures	Deficit	Total
Balance, September 1, 2016	$2,192,923	$731,785	$–	$128,048	$(3,712,707)	$(659,951)
Net Loss and comprehensive loss	–	–	–	–	(187,380)	(187,380)
Settlement of debt with shareholder	–	17,900	–	–	–	17,900
Conversion of multiple voting debentures (Note 5)	328,023	–	46,323	(59,940)	–	314,406

Balance, August 31, 2017	$2,520,946	$749,685	$46,323	$68,108	$(3,900,087)	$(515,025)
Net Loss and comprehensive loss	–	–	–	–	(16,684)	(16,684)
Stock based compensation	–	3,017	–	–	–	3,017
Extinguishment of Subordinate voting debenture (Note 5)	–	53,679	–	(53,679)	–	–

Balance, August 31, 2018	$2,520,946	$806,381	$46,323	$14,429	$(3,916,771)	$(528,692)

See accompanying notes

5

Applied Inventions Management Corp. Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Years Ended August 31

	2018	2017
Cash provided by (used in)
Operations
Net loss and comprehensive loss	$(16,684)	$(187,380)
Items not affecting cash
Interest accrued on debentures and shareholder advances	48,801	63,639
Shareholder payment of professional fees	44,768	10,494
Accretion expense	21,616	71,972
Gain on extinguishment of debenture	(120,631)	–
Stock based compensation	3,017	–
	(19,113)	(41,275)
Net changes in non-cash working capital
Accounts receivable	(28,243)	–
Accounts payable and accrued liabilities	46,356	37,048
	(1,000)	(4,227)

Financing
Shareholder advances	1,200	4,100
Net change In cash	200	(127)
Cash, beginning of year	599	726
Cash, end of year	$799	$599

See accompanying notes

6

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

1.	NATURE OF BUSINESS AND GOING CONCERN

Applied Inventions Management Corp. (the "Company"), is incorporated under the laws of the Province of Ontario. The Company has no assets other than a minimal amount of cash. The Company carries on the business of identification and evaluation of assets or businesses with a view to completing a potential transaction.

The registered office of the Company is located at 1 Adelaide Street East Suite 801 Toronto, Ontario M5C 2V9.

While these consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") on a going concern basis that presumes the realization of assets and discharge of liabilities in the normal course of business, there are material uncertainties related to adverse conditions and events that may cast significant doubt on the Company's ability to continue as a going concern.

During the year ended August 31, 2018, the Company did not earn revenue, incurred a loss of $16,684 (2017 - $187,380) and, as of that date, the Company had an accumulated deficit of $3,916,771 (2017 - $3,900,087), a working capital deficiency of $224,344 (2017 - $515,025) and negative cash flows from operations of $1,000 (2017 - $4,227). These factors create material uncertainties that may cast significant doubt upon the Company's ability to continue as a going concern.

The Company's continuing ability to meet its obligations as they come due is dependent upon continued financial support from related parties (Notes 4, 5 and 10) and the Company's ability to raise additional funds through the issuance of shares or debt.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRS and their interpretations adopted by the International Accounting Standards Board ("IASB").

The consolidated financial statements of the Company for the year ending August 31, 2018 were approved and authorized for issue by the Board of Directors on October 22, 2018, except Note 14, which is as of January 29, 2019.

Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as financial instruments at fair value through profit or loss, which are stated at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

7

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

             Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Applied Inventions Management Corporation U.S.A. and Tour Technologies. The two subsidiaries are inactive.

Functional and Presentation Currency

These consolidated financial statements have been presented in Canadian dollars, which is also the Company's and its subsidiaries' functional currency.

Financial Instruments

Financial assets classified as fair value through profit and loss ("FVTPL") are measured at fair value with any resultant gain or loss recognized in profit or loss. Financial assets classified as loans and receivables and held to maturity, are measured at amortized cost using the effective interest rate method.

All financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs. Financial liabilities are classified as other financial liabilities, and are subsequently measured at amortized cost using the effective interest rate method.

The Company's financial assets include cash while the Company's financial liabilities include accounts payable and accrued liabilities, shareholder advances, subordinate and multiple voting debentures. Classification of these financial instruments is as follows:

Financial Instrument	Classification

Cash	FVTPL
Accounts payable and accrued liabilities	Other financial liabilities
Shareholder advances	Other financial liabilities
Subordinate and multiple voting debentures	Other financial liabilities

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fairvalue hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1: Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: Valuation techniques based on inputs other than quoted prices included in Level 1that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company's financial instruments measured at fair value on the consolidated balance sheet consist of cash.

8

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

            Compound Financial Instruments

Compound financial instruments include subordinate and multiple voting convertible debentures, which are comprised of two components, the debt component and the conversion feature, which is considered equity. The debt component of the instrument is initially recognized at fair value, with the residual being allocated to the conversion feature, classified as equity. Transaction costs are allocated between the debt component and the conversion feature on a pro rata basis.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Upon conversion of the subordinate voting and multiple voting convertible debenture the value of the equity component is reallocated to Class "A" and Class "B" shares. Upon expiry or extinguishment of the conversion feature or repayment of the debenture, the equity component is reallocated to contributed surplus.

Debt Modification

From time to time, the Company pursues amendments to its credit agreements based on prevailing market conditions. Such amendments, when completed, are considered by the Company to be debt modifications or extinguishments. The accounting treatment of a debt modification depends on whether the modified terms are substantially different than the previous terms. Terms of an amended debt agreement are considered to be substantially different based on qualitative factors, or when the discounted present value of the cash flows under the new terms discounted using the original effective interest rate, is at least ten percent different from the discounted present value of the remaining cash flows of the original debt. If the modification is not substantially different, it will be considered as a modification with any costs or fees incurred adjusting the carrying amount of the liability and amortized over the remaining term of the liability. If the modification is substantially different then the transaction is accounted for as an extinguishment of the old debt instrument with a gain/loss to the carrying amount of the liability being recorded in the consolidated statements of operations immediately. Also, the transaction costs related to the debt extinguishment are recorded in the profit and loss accounts.

Loss Per Share

The Company presents basic and diluted loss per share data for its shares, calculated by dividing the loss attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to shareholders and the weighted average number of shares outstanding for the effects of all warrants and options outstanding, if any, that may add to the total number of shares. If the number of shares outstanding increases or decreases as a result of share split or consolidation, the calculation of basic and diluted loss per share for all periods presented, is adjusted retrospectively.

9

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Income Taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it does not record that excess.

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities. The estimates and associated assumptions are based on anticipations and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods. The significant estimates made by management in the preparation of these consolidated financial statements is the inputs used in the valuation of the warrants related to the units attached to the multiple voting debentures during the year. The significant judgments made by management in the preparation of these consolidated financial statements are fair value of the liability component related to the subordinate voting debenture and multiple voting debenture and the assumption that the Company will continue as a going concern.

10

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd) Recent Accounting Pronouncements

The International Accounting Standards Board ("IASB") issued a number of new and revised standards, amendments and related interpretations which are effective for the Company's financial year beginning on or after September 1, 2018. Many are not applicable or do not have a significant impact on the Company and so have been excluded from the list below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IFRS 9, Financial Instruments was issued by the IASB in July 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. A new hedge accounting model is introduced and represents a substantial overhaul of hedge accounting which will allow entities to better reflect their risk management activities in the financial statements. The most significant improvements apply to those that hedge non-financial risk, and so these improvements are expected to be of particular interest to non-financial institutions. IFRS 9 is required for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The Company does not expect this standard to have an effect on the Company's consolidated financial statements.

IFRS 16, Leases, which was issued in January 2016, will replace current lease accounting standards. It proposes to record all leases on the balance sheet with certain limited exceptions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Limited earlier adoption is permitted. The Company does not expect this standard to have an effect on the Company's consolidated financial statements.

3.              ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2018	2017
Trade payables	$32,273	$24,051
Debenture interest	26,029	45,995
Accrued liabilities:
Legal	37,515	14,647
Audit and accounting	10,325	10,000
	$106,142	$94,693

11

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

4.	SHAREHOLDER ADVANCES

Shareholder advances, principal plus accrued interest, include advances made by the current controlling shareholder who is also a director and officer of the Company since September 1, 2009. The advances bear interest at the rate of 10% per annum calculated monthly, are secured by a general security agreement and are due on demand.

5.	DEBENTURES

On April 27, 2016, the Company agreed to settle an aggregate of $645, 154 of indebtedness owing to the controlling shareholder, who is a director and officer of the Company, and to WFE Investments Corp. ("WFE"), a company controlled by the controlling shareholder of the Company, in exchange for the Company issuing a first secured subordinate voting debenture in the principal amount of $343, 154 to the controlling shareholder and a first secured multiple voting debenture in the principal amount of $302,000 to WFE. The debentures bear interest at a stated rate of 10% per annum. Interest is payable quarterly and the principal amounts outstanding are due on April 27, 2018, the maturity date.

The secured subordinate voting debenture and the multiple voting debenture and any unpaid interest thereon are convertible, at the option of the holders into Subordinate Voting Units and Multiple Voting Units respectively at a conversion price of $0.05 per Subordinate Voting Unit or Multiple Voting Unit respectively prior to the maturity date. Each Subordinate Voting Unit and each Multiple Voting Unit will consist of one Class "A" subordinate voting share and one Class "B" multiple voting share respectively and one detachable share purchase warrant. Each warrant shall entitle the holder thereof to acquire one Class "A" subordinate voting share at a price of $0.06 per share until two years from the date of issuance.

The fair value of the liability component at the time of issue of $275,046 and $242,060 for the subordinate voting and multiple voting debentures, respectively, was calculated as the discounted cash flows for the convertible debenture assuming a 22% interest rate which was based on the estimated market interest rate for a convertible debenture without a conversion feature. The fair value of the equity component (conversion feature) of $68, 108 and $59,940 for the subordinate voting and multiple voting debentures, respectively, was determined at the time of issue as the difference between the fair value of the compound convertible debentures and the fair value of the liability component corresponding to a rate that the Company would have obtained for a similar financing without the conversion option.

On May 30, 2017, the multiple voting debenture and accrued interest of $33,013 were converted into 6,700,260, Multiple Voting Units, comprising 6,700,260 Class "B" Multiple Voting Shares and 6,700,260 Class "A" detachable share purchase warrants (Note 8).

12

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

5.	DEBENTURES (Cont'd)

On May 28, 2018 Subordinate Voting Debenture date was extended to October 27, 2020, on the same terms and conditions. The extension represents an extinguishment of the debenture. As such the new debt instrument was recorded at fair value on the amendment date.

	Original Subordinate	Amended Subordinate
	Voting	Voting
	Debenture	Debenture
Principal value of debentures issued	$343,154	$414,642
Gain on settlement of debenture	–	(120,631)
Equity component from original	–	68,108
Equity component	(68,108)	(14,429)
Loss on equity component	–	(531679)
Liability component at date of issue	275,046	294,011
Accretion	56,829	–
Liability component at August 31, 2017	331,875	–
Accretion	11,279	10,337
Settlement of debenture	(343,154)	–
Liability component at August 31, 2018	$–	$304,348

The fair value of the debt component upon amendment was $294,012, based on a market rate of borrowing of 25.79%. This resulted in a gain on extinguishment of $120,631. The fair value of the equity component upon amendment was $14,429 based on the Black Scholes option pricing model with the following assumptions: Share price $0.01, dividend yield 0%, expected volatility (based on comparables) 100%, a risk tree interest rate of 1% and an expected life of 2 years.

13

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

6.	CAPITAL STOCK

a)	Authorized:
unlimited	Class "A" subordinate voting convertible shares, convertible into an equal number of Class “B” shares at the option of the holder upon an offer to purchase all or substantially all of the Class "B” shares of the Company;
unlimited	Class "B" multiple voting (20 votes per share) convertible shares, convertible into an equal number of Class “A” shares at the option of the holder;
unlimited	Class "C" preference shares, non-voting, redeemable at the option of the holder, convertible into an equal number of Class “A” shares at the option of the holder.

b)	Issued and outstanding:

	Number of Class “A” Shares	Amount	Number of Class “B” Shares	Amount
Balance, August 31, 2016	388,435	$1,106,187	1,139,339	$1,086,736
Issuance of Class "B" shares (Note 5)	–	–	6,700,260	328,023

Balance, August 31, 2017 and 2018	388,435	$1,106,187	7,839,599	$1,414,759

7.	STOCK OPTION PLAN

The Company's stock option plan provides options that can be exercised for a maximum of 10% of the issued and outstanding Class "A" Subordinate Voting Shares and a maximum of 10% of the issued and outstanding Class "B" Multiple Voting Shares on the date of grant.

On April 29, 2016, 150,000 options to purchase Class “A” shares were granted pursuant to the Company's stock option plan to directors of the Company. The options were fully vested at the date of granting, have an exercise price of $0.05 per share and expire on April 29, 2021.

On October 27, 2017, the Company granted 600,000 options to its directors. The options were fully vested at the date of granting, have an exercise price of $0.05 per share and expire on October 27, 2022.

See Note 13.

14

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

7.	STOCK OPTION PLAN (Cont'd)

The following summarizes the stock options outstanding for the year ended August 31, 2018:

	2018		2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning balance	150,000	$0.05	150,000		$0.05
Issued	600,000	$0.05	–	$	Nil
Ending balance	750,000	$0.05	150,000		$0.05
Exercisable	750,000	$0.05	150,000		$0.05

The Company had the following options issued at August 31, 2018:

Number of Options	Exercisable	Exercise Price	Weighted Average Time to Maturity
150,000	150,000	$0.05	2.66 years
600,000	600,000	$0.05	4.16 years
750 000	750,000

The fair value of the options granted during the year ended August 31, 2018 was $3,017, estimated at the time of the grant using the Black-Scholes option pricing model with the following weighted average inputs and assumptions:

2016
Exercise price	$0.05
Expected volatility	100%
Risk-free interest rate	1.00%
Expected life	5.0 Years
Estimated share price	$0.01

The expected volatility and estimated share price of the options is based on comparable companies in the industry.

15

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

8.	WARRANT CAPITAL

The following summarizes the warrants issued during the year ended August 31, 2018:

	2018		2017
		Weighted			Weighted
	Number	Average	Number		Average
	of	Exercise	of		Exercise
	Warrants	Price	Warrants		Price
Beginning balance	6,700,260	$0.06	—	$	Nil
Issued (Note 5)	—	$ Nil	6,700,260		$0.06
Ending balance	6,700,260	$0.06	6,700,260		$0.06

The Company had the following warrants issued at August 31, 2018:

Number of Warrants	Exercise Price	Weighted Average Time to Maturity
6,700,260	$ 0.06	0.75 years

See Note 13.

9.	INCOME TAXES

Provision for Income Taxes

The Company's effective income tax rate differs from the amount that would be computed by applying the combined federal and provincial statutory rate of 26.50% (2017 - 26.50%) to the net loss and comprehensive loss for the period. The reason for the difference is as follows:

	2018	2017
Loss before income taxes	$(16,684)	$(187,380)
Statutory rate	26.50%	26.50%
Expected income tax recovery	$(4,421)	$(49,656)
Increase (decrease) resulting from:
Non-deductible stock based compensation	800	–
Non-deductible accretion expense	5,728	–
Non-taxable gain on debt extinguishment	(31,967)	–
Change in deferred tax assets not recognized	29.860	49,656
Income tax exeense	$–	$–
16

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

9.       INCOME TAXES (Cont'd)

The Company's deferred income tax assets are estimated as follows:

	2018	2017
Deferred income tax assets
Non-capital losses	$195,570	$165,734
Less: Deferred tax assets not recognized	(195,570)	(165,734)
Net deferred income tax asset	$–	$–

Losses Carried Forward

As at August 31, 2018, the Company has non-capital losses for income tax purposes of approximately $738,000 available to apply against future taxable income. If not utilized, the non-capital losses will expire as follows:

2026	$6,000
2028	5,000
2030	1,000
2031	56,000
2032	55,000
2033	39,000
2034	62,000
2035	57,000
2036	157,000
2037	187,000
2038	113,000
$738,000

1O. RELATED PARTY TRANSACTIONS

(a)	The interest expense of $48,801 (2017 - $63,639) is for the current controlling shareholder who is also a director and officer of the Company. Interest expense of $12,220 (2017 - $6,674) is interest accrued on outstanding shareholder advances that are interest bearing. Interest expense of $36,581 (2017 - $56,965) is interest accrued on the outstanding subordinate and multiple voting debentures.

(b)	As at August 31, 2018 the Company has shareholder loans due to the current controlling shareholder who is also an officer and director of the Company, consisting of a $147,244 (2017 - $89,056) advance bearing interest at 10% per annum, secured by a general security agreement.

(c)

On April 27, 2016, the Company agreed to settle an aggregate of $645,154 of indebtedness owing to the controlling shareholder who is a director and officer of the Company, and to WFE Investments Corp. ("WFE"), a company controlled by the controlling shareholder of the Company, in exchange for the Company issuing a first secured subordinate voting debenture in the principal amount of $343,154 to the controlling shareholder and a first secured multiple voting debenture in the principal amount of $302,000 to WFE (Note 5).

17

Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

10.	RELATED PARTY TRANSACTIONS (Cont'd)

(d)	On May 30, 2017 WFE a company controlled by the controlling shareholder of the Company converted a secured multiple voting debenture into 6,700,260, Multiple Voting Units, at $0.05 per Unit comprising 6,700,260 Class "B" Multiple Voting Shares and 6,700,260 Class "A" detachable shares purchase warrants totaling $374,346, of which $46,323 was allocated to the share purchase warrants.

The conversion was accounted for as the elimination of the multiple voting debenture liability with a transfer of the recorded liability and the equity component of the debenture to capital stock.

(e)	Included in accounts payable and accrued liabilities is $6,030 (2017 - $16,030) related to expense reimbursement (2017 - consulting fees) owed to an officer, director and current controlling shareholder.

(f)	During the year ended August 31, 2017, the current controlling shareholder who is also a director and officer of the Company forgave $17,900 worth of outstanding payables due to him, or a company controlled by the controlling shareholder. This amount was recorded as a direct increase in contributed surplus.

11.	CAPITAL RISK MANAGEMENT

The Company considers capital stock, contributed surplus and deficit to represent capital. As at August 31, 2018 and 2017, the Company has a shareholders' deficiency and management's objective is to maintain its ability to continue as a going concern (Note 1).

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the years ended August 31, 2018 and 2017.

12.	FINANCIAL INSTRUMENTS AND RISK FACTORS

Risk management is the responsibility of management who is of the opinion that the Company is exposed to financial risks as described below. The Company's financial instruments comprised of cash, accounts payable and accrued liabilities, shareholder advances and subordinate and multiple voting debentures, approximate fair values due to the relatively short term maturities of the instruments. It is management's opinion that the Company is not exposed to significant interest and currency risks. The Company is not exposed to significant interest risk as the interest rates on the shareholder advances and subordinate voting debenture are fixed.

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company minimizes its credit risk by maintaining cash at major banks and financial institutions.

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Applied Inventions Management Corp.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

August 31, 2018 and 2017

12.	FINANCIAL INSTRUMENTS AND RISK FACTORS (Cont'd)

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. As at August 31, 2018, the Company has current liabilities of $253,386 (2017 - $515,624) and no significant assets other than a cash balance of $799 (2017 - $599) and accounts receivable of $28,243 (2017 - $NIL). As a result, the Company is dependent on obtaining additional financing to meet its current obligations. The Company's accounts payable outstanding for over 90 days amount to $NIL (2017 - $19,224).

13.	SUBSEQUENT EVENTS

Subsequent to the year end:

(a)	Directors of the Company exercised their stock options and purchased 750,000 Class “A” Subordinate voting shares at $0.05 per share.

(b)	WFE Investments Corp. exercised 2,300,000 Class "A” Subordinate Voting shares at $0.06 per warrant and the balance of 4,400,260 Class “A” share purchase warrants were cancelled.

(c)	The controlling shareholder converted $115,000 of the secured Class "A" Subordinate Voting Convertible debenture into 2,300,000 Class “A” Subordinate Voting Units. Each Unit is comprised of one Class "A” Subordinate Voting Share and one Class "A" Subordinate Voting Share purchase warrant exercisable at $0.06 per warrant for up to 2 years from date of conversion. The balance of $299,642 and accrued interest has been forgiven and the 2,300,000 Class "A" Subordinate Voting Share purchase warrants have been cancelled.

14.	COMBINATION AGREEMENT

On September 21, 2018, the Company and High Street Capital Partners, LLC (d/b/a Acreage Holdings) ("Acreage Holdings") entered into a definitive business combination agreement (the "Combination Agreement") pursuant to which Acreage Holdings will complete a reverse take-over of the Company (the "Proposed Transaction") and the securityholders of Acreage Holdings will hold substantially all of the outstanding securities of the Company following the Proposed Transaction (the "Resulting Issuer'').

Pursuant to the Combination Agreement, the Company will continue from the Province of Ontario into the Province of British Columbia and will: (i) subdivide its existing Class "B" multiple voting shares (the “Class “B” Multiple Voting Shares”) on the basis of one and one-half (1.5) Class “B” Multiple Voting Shares for each Class “B” Multiple Voting Share issued and outstanding immediately prior thereto; (ii) consolidate its issued and outstanding Class "A" subordinate voting shares ("Applied Class "A" Subordinate Voting Shares ) such that Acreage Holdings units are ultimately exchanged on a 1:1 basis for Resulting Issuer subordinated voting shares pursuant to the Proposed Transaction (the “Consolidation"); (iii) approve the adoption of Articles under the Business Corporations Act (British Columbia) which will effect the amendment of the Company's existing Articles; (iv) change its name to Acreage Holdings Inc.; (v) approve a new equity compensation plan; and (vi) change its financial year end to December 31.

The Proposed Transaction is expected to close in November of 2018 and is subject to the conditions set out in the Combination Agreement, including obtaining the requisite approval of Acreage Holdings and the Company's shareholders.

An application has been made to list the Resulting Issuer's subordinate voting shares on the Canadian Securities Exchange (the "Exchange") upon completion of the Proposed Transaction. The listing will be subject to satisfying all of the Exchange's initial listing requirements.

On November 14, 2018, the Proposed Transaction was completed.

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